Exhibit 99.2

INNOVATIVE & REVOLUTIONARY Threat DETECTION

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Expressed in U.S. dollars, unless otherwise stated and per share amounts)

Dated: August 14, 2026

Liberty Defense Holdings Ltd. (the “Company” or “Liberty”) has prepared this Management’s Discussion and Analysis (“MD&A”) as of August 14, 2026, and it should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2026. Unless otherwise stated, all financial information has been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in U.S. dollars unless otherwise indicated. References to “$” are to U.S. dollars and references to “CAD$” are to Canadian dollars.

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking information”) based on management’s current expectations, estimates, assumptions and judgments regarding future events. Forward-looking information is often, but not always, identified by words such as “anticipate”, “believe”, “expect”, “intend”, “plan”, “may”, “will”, “should”, “estimate”, “predict”, “potential”, “continue”, and similar expressions, or statements that certain events or conditions “may”, “would”, “could” or “will” occur. Forward-looking information involves known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking information.

This MD&A includes forward-looking information regarding, among other things, the Company’s anticipated commercialization activities, future sales opportunities, operating activities, expenses, research and development initiatives, business strategy and growth opportunities. Such information is based on management’s current expectations, assumptions and estimates and is subject to significant business, economic, operational and competitive risks and uncertainties, many of which are beyond the Company’s control. Readers are cautioned not to place undue reliance on forward-looking information, as actual results may differ materially from those expressed or implied. Forward-looking information is provided solely for the purpose of assisting readers in understanding management’s current expectations regarding the Company’s future business activities and may not be appropriate for other purposes. The Company undertakes no obligation to update or revise any forward-looking information contained in this MD&A, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Additional information relating to the Company is available on the Company's website at www.libertydefense.com and under the Company's profile on SEDAR+ at www.sedarplus.ca.

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Table of Contents		Page
1	Overview	2
2	Results of Operations and selected annual information	7
3	Summary of Quarterly Results	11
4	Liquidity and Capital Transactions Resources	13
5	Commitments	21
6	Revenue	21
7	Contract Awards	22
8	Off-balance Sheet Arrangements	23
9	Transaction Between Related Parties	23
10	Subsequent Events	23
11	Financial Instruments	23
12	Other Requirements	25
13	Disclosure Controls and Procedures and Internal Controls over Financial Reporting	27

1.	Overview

(a) Description of Business

Liberty Defense Holdings, Ltd. (“Liberty” or the “Company”) is a publicly traded company listed on NASDAQ (NASDAQ: DETX), the TSX Venture Exchange: (TSXV: SCAN), the Frankfurt Stock Exchange (Frankfurt: L2D), and the OTCQB (OTCQB: LDDFF). The Company was incorporated under the Business Corporations Act of Ontario on June 8, 2012. On July 27, 2020, Liberty continued its jurisdiction of incorporation from Ontario to British Columbia and is now governed by the Business Corporations Act of British Columbia.

The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, Canada. Its head office is located at 187 Ballardvale Street, Suite 110, Wilmington, Massachusetts, 01887, USA.

The Company is engaged in the development and commercialization of advanced security detection technologies. Liberty’s flagship product, HEXWAVE™, utilizes millimeter wave technology and advanced 3D imaging to detect concealed threats. In addition to HEXWAVE™, the Company has licensed High-Definition Advanced Imaging Technology (HD-AIT) for body and shoe scanning.

(b) Board Changes

a.	Effective April 21, 2026, William Hamilton was appointed as a member of the Board of Directors.

Mr. Hamilton is a partner at Kestrel Merchant Partners, LLC and has over 20 years of experience in equity research and portfolio management. He was previously a Partner at Manatuck Hill Partners, a small-cap focused hedge fund, and has also held positions at Granite Point Capital, Sanders Morris Harris, and Pershing. Mr. Hamilton holds a B.A. from Duke University and is a CFA Charterholder.

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(c) License Agreements

Licence agreements values and descriptions:

	MIT licenses	Intellectual property	Total
Balance, December 31, 2024	$373,009	$2,198,684	$2,571,693
Amortization	(34,108)	(538,453)	(572,561)
Balance, December 31, 2025	$338,901	$1,660,231	$1,999,132
Amortization	(17,054)	(269,227)	(286,281)
Balance, June 30, 2026	$321,847	$1,391,004	$1,712,851

i)	HEXWAVE™ Technology (intellectual property)

a.	Active real-time 3D imaging technology licensed from MIT LL

Active video rate imaging technology was developed by the Massachusetts Institute of Technology Lincoln Labs (“MIT LL”) and the technology has been in development since 2014. In October 2017, a concept demonstrator (pre-prototype) of the core technology was successfully tested under environmental conditions by MIT LL.

MIT LL undertook 4 years of research and development, including building a working prototype and testing the technology in both lab and real electromagnetic environments. LDT worked with MIT LL to transfer the active imaging technology starting in Q4 2018. In September 2019, Liberty and MIT LL were recognized by the FLC (Federal Laboratory Consortium) for the 2019 Excellence in Technology Transfer Northeast Region.

With the exclusive global license agreement (the “License Agreement”) for the use of the active imaging technology, the Company has continued to develop HEXWAVE™ using the technology and concepts demonstrated by MIT LL. MIT LL, through the Technology Transfer Agreement (“TTA”) has transferred the intellectual property and understanding to Liberty’s Center of Excellence (“COE”) in order for the technology to be further refined and developed. As part of the commercialization and go to market strategy, the Company had identified certain required changes and entered into a Cooperative Research and Development Agreement (CRADA) with MIT LL to leverage off their existing experience and accelerate the development of certain aspects of HEXWAVE™. In addition to active imaging technology, the Company is also developing Automatic Threat Detection technology with the help of rich 3-dimension data and deep learning algorithms.

HEXWAVE™ Overview:

Since acquiring the License Agreement from MIT LL, Liberty has significantly advanced HEXWAVE™ which includes the active imaging technology, automated threat detection (“ATD”) and smart IoT technologies. This culminated in the demonstration of the four principal subsystems in September 2019. This step represented a significant de-risking of the product development phase.

b.	Artificial intelligence and Deep Learning – Automatic Threat Recognition (“ATR”)

Automatic Threat Recognition utilizing deep learning algorithms was developed by Liberty to recognize person-borne concealed metal and non-metal threats. The 3-D data and images produced by the HEXWAVE™ are used to train and enhance the artificial intelligence engine using deep-learning algorithms.

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At a frame capture rate of 20 images per second, the algorithms can exploit the changes in person’s positioning from frame-to-frame, thus maximizing the total coverage area and threat detection performance.

ATR improves detection accuracy, reduces resources required for screening, and allows the security personnel to take necessary action instantly. As additional field data and images are collected by the system over time, our goal will be to continuously improve HEXWAVE™ and its threat detection performance by receiving real time updates to its algorithms as new and emerging threats are identified.

Global License Agreement – September 2018

The License Agreement for the use of the technology behind HEXWAVE™ with MIT is to be in effect until December 2035. Under the License Agreement, several milestones are required to be met to keep it in good standing. MIT continues to work closely with Liberty on developing this technology and amended the timeline to develop a beta prototype from on or before December 31, 2019, to removing the deadline entirely and replacing it with an in-plant inspection by MIT at regular intervals with at least six months between each such inspection. The amendment also included additional details in relation to changes on required commercial sales dates, required total net sales by year, and payment dates on its license agreement. Refer to SEDAR+ (www.sedarplus.ca) for further details on the MIT amendment.

HEXWAVE™ Key Discriminators

Central to positioning HEXWAVE™ is building on its key discriminators. These are enabled by the system architecture that aligns to key market needs. These include:

•	Detects metal & non-metal threat objects
•	Operates in both indoor and outdoor locations including both overt and covert applications
•	Protects privacy (no personal data is collected or analyzed)
•	ATD in real-time using rich 3D data and deep learning algorithms
•	Smart functionality provides connectivity to existing security systems (VMS, door locks, networks)
•	Routine software & artificial intelligence updates
•	Operationally agile (mobile and deployable across detection space)
•	High throughput (over 700 screens per hour) with precise secondary screening

About the Explosives and Weapon Detection Market

The aggregate markets associated with the explosives and weapon detection market are expected to total over $11 billion by 2025. The verticals most relevant to the growing Urban Security Market (“USM”) are public venues, secured perimeters & buildings, land transportation, government, and others (schools, hotels, casinos, places of worship, malls, workplace & community screening).

The complexity of the urban security threat environment has dramatically changed over the last decade, requiring a more proactive approach to preventing violent attacks against communities. Since the 9/11 events, the air transportation community has effectively deployed a combination of detection technologies that are being consistently upgraded in an attempt to “stay ahead” of evolving threats. The array of detection tools has largely been protecting access to aircraft systems as gated or “point” solutions. The public is forced to tolerate the delays associated with such inspections due to the extreme risks that explosives or weapons can have on an aircraft and its passengers.

In contrast, urban communities are largely unprotected against random acts of violence or use systems that significantly impede the flow of customers into and within business facilities. While the occasional violent act was more often considered an anomaly, the frequency and magnitude of violent attacks is forcing both businesses and governments to rethink how to move to more proactive measures. Since 2015, there have been over 300 mass shootings per year in the United States (“US”) at a pace of nearly one per day. There is a market-driven need for security detection that can be broadly deployed across nearly all public and private facilities. The base requirements are that they be both highly accurate and nonintrusive to our daily lives.

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Current Alternatives

The current alternatives in the United States market are typically restricted to:

•	principally focusing on metal threats, therefore non-metal threats can potentially go undetected
•	airport solutions which are not able to be used across other verticals and do not have the requisite throughput
•	limited outdoor application and therefore hinder the capability of providing a layered defense for proactive threat detection
•	requiring large, dedicated areas or space versus integration into existing infrastructure
•	limited capability for integration into existing security systems command & control

About Liberty’s Management Team

Central to Liberty’s team is the technical and management expertise are: CEO and Director, Bill Frain, former Senior Vice President for L-3 Security & Detection Systems (NYSE – LHX), the world’s leading supplier of security inspection systems. In this role Bill led global sales, business development and key account management. CTO, Jeffrey Gordon, who spent his last five years working at General Electric Global Research developing roadmaps for imaging and sensor technologies and over 35 years experience leading the development of ground-breaking sensing products for the military, medical, industrial, and commercial markets, including body scanners that can be seen deployed across most United States and European Union airport checkpoints.

Liberty’s Advisors

Liberty has assembled a group of Advisors that can provide unprecedented market access to several of our identified market verticals including the National Football League, law enforcement, federal and state government facilities, and former airport executives. A key aspect to Liberty’s success will be gaining access and developing the market for HEXWAVE™.

ii)	MIT License Agreement Description and Commitments

The Company, through its wholly owned subsidiary Liberty Defense Technologies Inc. (“LDT”), has entered into agreements with the Massachusetts Institute of Technology (“MIT”) and MIT’s Lincoln Laboratory (“MIT LL”), including an exclusive patent licence agreement between MIT and LDT dated September 10, 2018, as amended from time to time (the “Licence Agreement”), a technology transfer agreement between LDT and MIT LL, effective August 24, 2018 (the “Technology Transfer Agreement”), and a cooperative research and development agreement between LDT and MIT dated as of December 21, 2018 (“CRADA”), such agreements providing LDT with an exclusive licence for patents, design assets and MIT LL technical expertise related to active three-dimensional imaging technology that are the technology behind the HEXWAVE product.

The obligations under the Technology Transfer Agreement and the CRADA have now been completed. Liberty may consider extending the CRADA (and therefore changing its scope) if it determines that additional MIT LL technical expertise related to active three-dimensional imaging technology is required. Pursuant to the License Agreement, LDT has been granted the exclusive rights to MIT’s patent in “multistatic sparse array topology for FFT-based field imaging” (MIT Case No. l 8409L) (the “Patent”), which is being utilized in the development and application of the HEXWAVE product. The License Agreement is to be in effect until the expiration of the Patent, which is about 10 years (December 2035). In granting LDT such patent rights, the Company shall pay MIT, in addition to patent filling costs, an annual fees as follows: 1) $20,000 for 2019 (paid); $50,000 for 2020 (paid); $60,000 for 2021 (paid); $100,000 for 2022 (paid); $nil for 2023, $40,000 for 2024 (payable), $200,000 for 2025 (payable), and $350,000 for 2026 (payable) and thereafter; and 2) a royalty of 5.7% of all gross amount billed licensed products (HEXWAVE) of the Company.

During the six months ended June 30, 2026, the Company accrued royalty payments of $132,490 (December 31, 2025, $44,916).

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iii)	Battelle Memorial Institute License Agreement Description and Commitments

On March 22, 2021, the Company, through its wholly owned subsidiary DrawDown Detection, Inc. has entered into an agreement (“Battelle License Agreement”) with Battelle Memorial Institute (“Battelle”), which operates the Pacific Northwest National Laboratory (“PNNL”), to license the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies. The agreement, as amended from time to time, provides the Company with a three-year exclusive license for certain patents which will convert to a non-exclusive license for the remaining life of the patents. The agreement also provides the Company with non-exclusive license for certain patents for life.

As consideration for the Battelle License Agreement, the Company paid $30,000 upon signing and $30,000 six months after.

Under the Battelle License Agreement, the Company shall pay a five percent royalty on gross sales less any returns, repayments, or rejections, that pertain to the production utilizing the license agreement (HD-AIT), and a twenty-five percent royalty on all sublicensing revenues if permitted under the contract guidelines.

During the six months ended June 30, 2026, the Company accrued royalty payments of $nil (December 31, 2025, $nil).

The Company is required to pay a minimum royalty amount as follows, unless the agreement is terminated:

Amounts
Year 2021 (paid)	$50,000
Year 2022 (paid)	50,000
Year 2023 (paid)	100,000
Year 2024 (paid)	200,000
Year 2025 (payable)	200,000
Year 2026 and each year thereafter (payable)	200,000

The Company is obligated to reimburse Battelle for ongoing patent-related expenses and previously incurred patent-related expenses totaling $50,000, all of which has been paid.

As at June 30, 2026, the Company has a balance payable of $134,230 (December 31, 2025, $200,000).

(d) HD-AIT Upgrade Kit

The HD-AIT Upgrade Kit is being developed pursuant to contracts awarded by the U.S. Transportation Screening Administration (“TSA”) to create a solution to aging high-definition advanced imaging technology (“HD-AIT”) systems currently in use in airports throughout North America and also can be implemented to upgrade HD-AIT systems around the globe. The TSA plans to upgrade over 1,000 body scanners installed at U.S. airports over the next five years, which we believe creates a near-term market opportunity.

(e) Recent Developments

From inception, Liberty set itself an aggressive product development timeline by pursuing a concurrent engineering and development approach and prior to its financial constraints had managed to deliver upon this timeline.

In addition to advancing HEXWAVE™ and the market for it, Liberty achieved several significant corporate milestones which include:

•	Liberty Announces Closing of Final Tranche of LIFE Private Placement Raising a Total of $2.6 Million (January 2026)
•	Liberty Defense Announces Confidential Submission of Draft Registration Statement for Proposed U.S. Initial Public Offering (January 2026)
•	Liberty Defense Secures New Major U.S. Airport Contract, Fueling Momentum in Aviation Security (February 2025)
•	Liberty Defense Announces Public Filing of Registration Statement for Proposed U.S. Initial Public Offering (February 2026)

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•	Liberty Defense Secures Contract with Acclaimed Infectious Disease Laboratory for HEXWAVE Walkthrough Screening System (February 2026)
•	Liberty Defense Announces Pricing of its U.S. Initial Public Offering (April 2026)
•	Liberty Defense Appoints Seasoned Capital Markets Executive Will Hamilton to its Board of Directors (April 2026)
•	Liberty Defense Deploys HEXWAVE at LaGuardia Terminal B, Expanding Footprint in High-Traffic U.S. Airports and announces Shares of Debt Settlement (May 2026)
•	Liberty Defense Expands Aviation Footprint with New HEXWAVE Award at Major International Airport (June 2026)

(e) Outlook and Going Concern

Expenditure in research and development activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding is recognized in the statement of loss as an expense when incurred.

The Company’s expenditures in development activities where research results are used in planning and designing the production of new or substantially improved products and processes are recognized under intangible assets if the product or process is technically and commercially feasible, if there is an intention and ability to complete the project and then use or sell it and expect economic benefits from the project, if the Company has sufficient resources to complete development and if it is able to measure reliably the cost during development. The recognized research and development expenditures incurred are recognized in the statement of loss as an expense when incurred.

The Company incurred in a total loss during the six months ended June 30, 2026, of $4,928,415 and had cash outflows from operating activities of $7.966,878. Given the current stage of operations, the Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing. While the Company has been successful in arranging financing in the past, there can be no assurance that it will be able to do so in the future.

During the six months ended June 30, 2026, the Company completed financing transactions, including private placements and a public offering, for aggregate gross proceeds more than approximately $20.0 million. Management believes the Company’s current cash resources are sufficient to fund planned operations for at least the next twelve months.

The application of the going concern concept is dependent upon the Company’s ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These consolidated financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern. If the company cannot generate positive future cashflows, this will delay the production timeline and shipments to backlogged orders, in addition to delaying necessary product cost reductions and improvements caused by the lack of funds to hire, produce, and execute the necessary product updates / revisions. Continued equity and/or debt financing is critical in order to ramp production up in order to become profitable.

Management plans to continue to pursue equity and/or debt financing to support operations. There can be no assurance that these financing efforts will be successful. Failure to maintain the support of creditors and obtain additional external financing will cause the Company to curtail operations and the Company’s ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2.	Results of Operations

Certain comparatives in prior periods may have been revised to conform to the current presentation.

During the three and six months ended June 30, 2026, the Company reported a total loss and comprehensive loss of $2,230,946 and $4,928,415 respectably (three and six months ended June 30, 2025 – $3,677,596 and $7,299,992), and basic and diluted loss per share of $0.43 and $1.47 (three and six months ended June 30, 2025 – $2.94 and $6.73). Despite the accumulated losses, the Company's management is confident in scaling up production and commercialization of its primary technology, HEXWAVE™, and advancing the research and development of various potential technologies currently under review.

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The net loss for the three and six months ended June 30, 2026, and 2025 is comprised of the following items:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
			$	$
Revenue
HEXWAVE revenue	42,202	-	686,623	780,358
Contract revenue	-	429,849	275,000	704,849
Total Revenue	42,202	429,849	961,623	1,485,207

Cost of revenue
HEXWAVE cost of revenue	987,728	531,592	1,580,624	1,134,234
Contract cost of revenue	221,167	496,055	526,602	1,239,245
Total cost of revenue	1,208,895	1,027,647	2,107,226	2,373,479
Gross loss	(1,166,693)	(597,798)	(1,145,603)	(888,272)

Engineering and Research and Development Expenses:
Product development & technology Costs	122,617	125,972	195,272	184,337
Salaries and consulting fees	484,665	448,485	965,615	1,020,425
Stock-based compensation	-	362	-	15,106
Depreciation	101,813	46,979	201,163	132,509
Office, rent & administration, travel, and miscellaneous	263,602	7,289	330,864	37,509

General & Administration Expenses
Salaries and consulting fees	220,014	394,754	677,845	1,013,612
Legal and professional fees	394,701	551,982	580,829	688,383
Stock-based compensation	193,905	407,758	343,038	976,819
Office, rent & administration, travel, and miscellaneous	537,139	989,855	1,615,241	2,225,853
	2,318,456	2,973,436	4,909,867	6,294,553

Operating Loss	$(3,485,149)	$(3,571,234)	(6,055,470)	(7,182,825)

Other (income) expense:
Other income, net	(116,793)	(1,222)	(118,157)	(1,330)
Initial recognition of warrant liability	(1,330,381)	-	(1,330,381)	-
Gain on fair value change in warrant liability	(79,448)	-	(79,448)	-
Loss on debt settlement	29,995	-	29,995	-
Interest expense	221,278	186,508	371,252	340,932
Foreign exchange (gain) loss	(32)	1,226	(316)	20,014
	(1,275,381)	186,512	(1,127,055)	359,616

Net loss for the period	$(2,209,768)	$(3,757,746)	(4,928,415)	(7,542,442)

i)	Revenue

Three months ended June 30, 2026 vs 2025

HEXWAVE revenue for the three months ended June 30, 2026 was $42,202, compared to nil for the corresponding period in 2025. The increase was primarily attributable to revenue recognized from software and maintenance services during the current period.

Contract revenue for the three months ended June 30, 2026 was $nil, compared to $429,849 for the corresponding period in 2025. The decrease was primarily attributable to the completion of contract programming activities.

Six months ended June 30, 2026 vs 2025

HEXWAVE revenue for the six months ended June 30, 2026 was $686,623, compared to $780,358 for the corresponding period in 2025, representing a decrease of $93,735, or 12%. The decrease was primarily attributable to fewer HEXWAVE™ units delivered during the current period, partially offset by a higher average selling price per unit.

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The Company expects revenue activity to increase during the second half of 2026 as production capacity and inventory availability improve following the completion of the financing transactions in April 2026. These initiatives are expected to support increased customer shipments and deployments.

During the six months ended June 30, 2026, Contract revenue was $275,000 compared to $704,849 during the six months ended June 30, 2025, representing a decrease of $429,849, or 61%. The decrease was primarily attributable to contract programming work performed during the prior period, resulting in lower contract programming revenue recognized during the current period.

During the six months ended June 30, 2026, the Company delivered six HEXWAVE™ units at an average selling price of approximately $95,000 per unit, compared to nine units delivered during the corresponding period in 2025 at an average selling price of approximately $84,157 per unit. Although the number of units delivered decreased during the period, the higher average selling price partially offset the impact of the lower delivery volume on revenue. The lower volume of deliveries was primarily attributable to timing-related factors, including customer site readiness, installation scheduling, and the deferral of certain customer deployments into subsequent periods, as well as management's continued focus on manufacturing optimization and operational efficiency initiatives.

Contract revenue relates primarily to ongoing development programs that are nearing completion. Accordingly, the Company expects revenue from the current program to decline as the remaining performance obligations are satisfied. However, additional contract revenue may be generated from future customer contracts and development opportunities.

ii)	Cost of revenues

Three months ended June 30, 2026 vs 2025

Cost of revenue for the three months ended June 30, 2026 was $1,208,895, compared to $1,027,647 for the corresponding period in 2025, representing an increase of $181,248, or 18%. The increase was primarily attributable to higher HEXWAVE cost of revenue as additional inventory was recognized in cost of revenue during the period. This increase was partially offset by lower contract cost of revenue, reflecting the near completion of the Company's development program and the corresponding reduction in contract-related activities.

Six months ended June 30, 2026 vs 2025

Cost of revenue for the six months ended June 30, 2026 was $2,107,226, compared to $2,373,479 for the corresponding period in 2025, representing a decrease of $266,253, or 11%. The decrease primarily reflects lower contract cost of revenue resulting from the near completion of the Company's development program. This decrease was partially offset by higher HEXWAVE cost of revenue as additional inventory associated with customer deliveries was recognized during the period.

iii)	Engineering and Research & Development

Three months ended June 30, 2026 vs 2025

Engineering and research and development expenses for the three months ended June 30, 2026 were $972,697, compared to $629,087, for the three months ended June 30, 2025, representing an increase of $343,610 or 54.6%. The increase was mainly attributable to higher office, rent and administration, travel and miscellaneous expenses, increased depreciation expense and higher salaries and consulting fees.

During the three months ended June 30, 2026, engineering and research and development expenses included $122,617 in product development and technology costs, $484,665 in salaries and consulting fees, $263,602 of office, rent and administration, travel and miscellaneous expenses, and $101,813 of depreciation expense.

Six months ended June 30, 2026 vs 2025

Engineering and research and development expenses for the six months ended June 30, 2026 were $1,692,914, compared to $1,389,886 for the corresponding period in 2025, representing an increase of $303,028, or 21.8%. The increase was primarily attributable to higher office, rent and administration, travel and miscellaneous expenses, increased depreciation expense, and higher product development and technology costs. These increases were partially offset by lower salaries and consulting fees and the absence of stock-based compensation expense during the current period.

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Engineering and research and development expenses for the six months ended June 30, 2026 consisted of $965,615 in salaries and consulting fees, $195,272 in product development and technology costs, $330,864 in office, rent and administration, travel and miscellaneous expenses, and $201,163 in depreciation expense.

iv)	General and Administrative

Three months ended June 30, 2026 vs 2025

General and administrative expenses for the three months ended June 30, 2026 were $1,345,759, compared to $2,344,349 for the corresponding period in 2025, representing a decrease of $998,590, or 42.6%. The decrease was primarily attributable to lower office, rent and administration, travel and miscellaneous expenses, reduced stock-based compensation, lower legal and professional fees, and lower salaries and consulting fees compared to the corresponding period in 2025.

General and administrative expenses for the three months ended June 30, 2026 consisted of $537,139 in office, rent and administration, travel and miscellaneous expenses, $394,701 in legal and professional fees, $220,014 in salaries and consulting fees, and $193,905 in stock-based compensation.

Six months ended June 30, 2026 vs 2025

General and administrative expenses for the six months ended June 30, 2026 were $3,216,953, compared to $4,904,667 for the corresponding period in 2025, representing a decrease of $1,687,714, or 34.4%. The decrease was primarily attributable to lower office, rent and administration, travel and miscellaneous expenses, reduced stock-based compensation, lower salaries and consulting fees, and lower legal and professional fees compared to the corresponding period in 2025.

General and administrative expenses for the six months ended June 30, 2026 consisted of $1,615,241 in office, rent and administration, travel and miscellaneous expenses, $677,845 in salaries and consulting fees, $580,829 in legal and professional fees, and $343,038 in stock-based compensation.

v)	Other Income (Expenses)

Three months ended June 30, 2026 vs 2025

Other income, net for the three months ended June 30, 2026 was $1,275,381, compared to other expenses of $186,512 for the corresponding period in 2025. The increase was primarily attributable to a $1.33 million non-cash gain recognized on the initial recognition of a derivative warrant liability following the parent company's change in functional currency from the $CAD to the $USD. As a result of the change in functional currency, certain outstanding CAD-denominated warrants no longer qualified for equity classification under IAS 32 and were reclassified as derivative financial liabilities.

Interest expense for the three months ended June 30, 2026 increased to $221,278, compared to $186,508 for the corresponding period in 2025, primarily reflecting interest incurred on the Company's debt facilities.

The Company recorded a foreign exchange gain of $32 during the three months ended June 30, 2026, compared to a foreign exchange loss of $1,226 during the corresponding period in 2025, primarily reflecting the impact of foreign currency fluctuations on monetary assets and liabilities denominated in foreign currencies.

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Six months ended June 30, 2026 vs 2025

Other income, net for the six months ended June 30, 2026 was $1,127,055, compared to other expense of $359,616 for the corresponding period in 2025. The increase was primarily attributable to a $1.33 million non-cash gain recognized on the initial recognition of a derivative warrant liability following the parent company's change in functional currency from the Canadian dollar ("CAD") to the U.S. dollar ("USD"). As a result of the change in functional currency, certain outstanding CAD-denominated warrants no longer qualified for equity classification under IAS 32 and were reclassified as derivative financial liabilities. Refer to Notes 3 and 15 to the condensed consolidated interim financial statements for further details.

Interest expense for the six months ended June 30, 2026 increased to $371,252, compared to $340,932 for the corresponding period in 2025, primarily reflecting interest incurred on the Company's outstanding debt facilities.

The Company recorded a foreign exchange gain of $316 during the six months ended June 30, 2026, compared to a foreign exchange loss of $20,014 during the corresponding period in 2025. The increase primarily reflects the impact of foreign currency fluctuations on the Company's monetary assets and liabilities denominated in foreign currencies during the period.

3.	Summary of Quarterly Results

Three months ended	Working capital (deficiency)	Total assets	Total loss and comprehensive income loss	Loss per share
	$	$	$	$
30-Jun-26	7,211,894	13,479,695	(2,230,946)	(0.43)
31-Mar-26	(6,579,966)	5,339,690	(2,697,469)	(1.38)
31-Dec-25	(4,902,610)	6,384,615	(3,526,571)	(2.15)
30-Sep-25	(4,452,151)	6,754,164	(3,097,554)	(2.03)
30-Jun-25	(4,447,549)	6,352,896	(3,677,596)	(3.25)
31-Mar-25	(650,555)	8,522,470	(3,629,323)	(3.49)
31-Dec-24	(2,652,516)	7,286,501	(2,336,807)	(5.40)
30-Sep-24	(6,250,036)	4,377,411	(2,469,234)	(6.60)

Discussion of Quarterly Trends

Q2 2026 (June 30, 2026):

Net loss and comprehensive loss for the three months ended June 30, 2026 was $2.2 million, or $0.43 per share, compared to a net loss of $3.7 million, or $3.25 per share, for the corresponding period in 2025. During the quarter, the Company continued its efforts related to the production of HEXWAVE™ units and the completion of its TSA-related programs. The Company also continued to invest in inventory procurement, customer demonstrations and industry trade shows to support future commercial growth.

On April 23, 2026, the Company completed its initial public offering and Nasdaq listing, significantly strengthening its financial position. As a result, working capital improved from a deficiency of $6.6 million at March 31, 2026 to positive working capital of $7.2 million at June 30, 2026. In addition, the quarter included a significant non-cash gain resulting from the initial recognition of derivative warrant liabilities following the Company's change in functional currency from the Canadian dollar to the U.S. dollar.

Q1 2026 (March 31, 2026):

Net loss and comprehensive loss for the three months ended March 31, 2026, was $2.7 million, or loss per share of $1.38. During the quarter, the Company continued its efforts related to the production of the HEXWAVE™ units and the completion of the TSA related programs, resulting in revenue of $919,421. In addition, the Company incurred costs associated with the financing and uplisting activities completed subsequent to the quarter end, while continuing to invest in marketing initiatives, trade shows, and customer demonstrations intended to support future commercial growth.

Q2-2026 MD&A (Expressed in U.S. dollars)	Page| 11

Q4 2025 (December 31, 2025):

Net loss and comprehensive loss was $3.5 million (loss per share of $2.15). During the quarter, the Company continued production of HEXWAVE™ however, no shipments occurred. Backlog orders continued, however customers preferred shipment during Q1 - 2026. Marketing and investor relations efforts also continued to increase to support sales initiatives. The working capital deficiency increased slightly to $4.9 million. The Company also closed a private placement on December 31, 2025, generating gross proceeds of $1.7 million.

Q3 2025 (September 30, 2025):

Net loss and comprehensive loss was $3.1 million (loss per share of $2.03). During the quarter, the Company continued production of HEXWAVE™ while advancing research and development on other licensed technologies. HEXWAVE™ shipments continued, with TSA contract performance remaining on schedule. Marketing and investor relations efforts also increased to support sales initiatives. The working capital deficiency remained flat at $4.4 million. The Company als closed a private placement on July 29, 2025, generating gross proceeds of $3.2 million.

Q2 2025 (June 30, 2025):

Net loss and comprehensive loss was $3.7 million (loss per share of $3.25). During the quarter, the Company continued production of HEXWAVE™ while advancing research and development on other licensed technologies. HEXWAVE™ shipments continued, with TSA contract performance remaining on schedule. Marketing and investor relations efforts also increased to support sales initiatives. The working capital deficiency increased to $4.4 million, reflecting continued cash usage in operations.

Q1 2025 (March 31, 2025):

Net loss and comprehensive loss was $3.6 million (loss per share of $3.49). The Company closed a private placement on March 20, 2025, generating gross proceeds of $3.48 million, which increased total assets to $8.5 million. The results also reflected higher operating expenses associated with commercialization activities.

Prior’s years quarters (December 31, 2024 & September 30, 2024):

Net losses and comprehensive losses for these periods ranged between $2.5 million and $2.3 million per quarter, with loss per share ranging from $5.40 to $6.60. These results primarily reflected ongoing investment in HEXWAVE™ production and commercialization, research and development on licensed technologies, stock-based compensation, and financing-related expenses. Detailed discussions of these quarters were provided in the Company’s MD&A filings for those periods, available on SEDAR+.

Overall Trends

The Company has incurred net losses over the past eight quarters as it has continued to invest in the development and commercialization of its HEXWAVE™ technology and related products. Quarterly operating results have been influenced by the timing of product deliveries and contract revenue recognition, fluctuations in research and development and general and administrative expenses, including stock-based compensation, and costs associated with commercialization, marketing and financing activities.

During this period, the Company strengthened its financial position through a series of financing transactions, culminating in the successful completion of its initial public offering and Nasdaq listing in April 2026. These financings have significantly improved the Company's liquidity and working capital position, enabling increased investment in inventory, production capacity and commercialization activities to support future growth.

Q2-2026 MD&A (Expressed in U.S. dollars)	Page| 12

4.	Liquidity and Capital Transactions Resources

(a) Liquidity

As of June 30, 2026, the Company maintained a cash balance of $7,585,264 and experienced a working capital of $7,211,894. Current liabilities amounted to $4,042,623 as of the same date, primarily attributed to loans and expenses associated with commencing production, ongoing development of the Company’s licensed technologies, and maintaining licenses and the Company’s public registry in good standing.

	Six Months Ended June 30,
	2026	2025
Cash (used in) provided by:
Operating activities:
Loss and comprehensive loss for the period	$(4,928,415)	$(7,542,442)
Items not involving cash:	194,418	1,909,290
Changes in non-cash working capital:	(3,232,881)	285,240
Cash used in operating activities	(7,966,878)	(5,347,912)

Cash used in investing activities	(44,233)	(152,398)

Cash provided by financing activities	15,420,394	4,460,317

Effect of foreign exchange rate changes on cash	(143,313)	242,449

Increase (Decrease) in cash	7,265,970	(797,544)
Cash, beginning of the period	319,294	1,153,229
Cash, end of the period	$7,585,264	$355,685

During the six months ended June 30, 2026, the Company used $7,966,878 of cash in operating activities, compared to $5,347,912 during the corresponding period in 2025. The increase in cash used in operating activities was primarily attributable to unfavorable changes in non-cash working capital, partially offset by a lower net loss during the period.

Non-cash items primarily included stock-based compensation, depreciation and amortization, inventory impairment, accrued interest, credit line fees, the reversal of impairment of contract costs, and the non-cash gain recognized on the initial recognition of derivative warrant liabilities following the Company's change in functional currency.

Changes in non-cash working capital used $3,232,881 of cash during the six months ended June 30, 2026, compared to cash provided of $285,240 during the corresponding period in 2025. The increase in working capital outflows was primarily attributable to increases in accounts receivable, prepaid expenses and inventory, together with a reduction in accounts payable and accrued liabilities. These changes were partially offset by increases in deferred revenue and decreases in deferred financing costs and contract costs.

The increase in working capital outflows during the period was primarily driven by inventory purchases to support commercialization activities and the settlement of outstanding accounts payable and accrued liabilities.

Operating cash flows for the six months ended June 30, 2026 and 2025 reflect the Company's continued investment in research and development, commercialization initiatives and general and administrative activities, including salaries, consulting fees, investor relations and promotional activities.

Q2-2026 MD&A (Expressed in U.S. dollars)	Page| 13

Investing Activities

Cash used in investing activities during the six months ended June 30, 2026 was $44,233, compared to $152,398 during the corresponding period in 2025. The cash outflows primarily related to purchases of property and equipment. Investing cash outflows were lower than in the prior year period due to reduced capital expenditures.

Net cash provided by financing activities during the six months ended June 30, 2026 was $15,420,394, compared to $4,460,317 during the corresponding period in 2025. Financing activities during the current period primarily consisted of:

•	net proceeds of $18,645,715 from the Company's initial public offering, net of share issuance costs;
•	proceeds of $2,196,109 from the Parabilis factoring and credit line;
•	partially offset by repayments of $2,199,751 on the Parabilis term loan, $3,063,182 under the factoring facility, and $158,497 of lease liabilities.

No proceeds were received from the exercise of warrants during the six months ended June 30, 2026, compared to proceeds of $2,075,555 during the corresponding period in 2025.

During the corresponding period in 2025, financing activities primarily reflected net proceeds of $3,058,927 from private placements and $2,075,555 from the exercise of warrants, partially offset by repayments of related-party working capital loans, working capital loans and lease liabilities.

Dividends

The Company has not declared or paid dividends to date and has no current plans to do so in the foreseeable future.

Contractual Obligations

At June 30, 2026, the Company had contractual obligations totaling $4,495,976, of which $4,042,623 are due within one year. These short-term obligations include:

•	Accounts payable and accrued liabilities of $3,211,755;
•	Loans payable of $558,443;
•	Deferred revenue of $123,088; and
•	Lease liabilities of $149,347.

Contractual obligations in the one-to-three-year period includes:

•	Lease liabilities of $255,916
•	Derivative warrant liability of $197,437

There were no contractual obligations due in the four-to-five year or greater than periods.

(b) Capital Transactions and Resources

Common share transactions for the six months ended June 30, 2026

i)	On January 15, 2026, the Company closed the second and final tranche of the December 2025 non-brokered private placement for additional gross proceeds of $624,002 (CAD$867,506) through the issuance of 87,627 units at a price of CAD$9.90 per unit. Each unit comprised one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share at an exercise price of CAD$13.50 per share, exercisable from March 17, 2026, to January 15, 2028. The warrants were allocated a residual value of $56,452. In connection with the private placement, the Company issued an aggregate of 5,045 broker warrants to agents under terms and conditions substantially identical to those of the unit warrant. The broker warrants were allocated a fair value of $13,087 (CAD$18,194). Additionally, the Company paid commissions and legal expenses of $48,490 (CAD$67,413).

Q2-2026 MD&A (Expressed in U.S. dollars)	Page| 14

ii)	On April 21, 2026, the Company priced an initial public offering in the United States consisting of 3,673,638 common shares at a price of $4.50 per share for gross proceeds of $16,531,371 and, in lieu of common shares for certain investors, 770,807 pre-funded warrants at a purchase price of $4.4999 per pre-funded warrant for gross proceeds of $3,468,554. The common shares commenced trading on the Nasdaq Capital Market on April 22, 2026 under the symbol "DETX". The offering closed on April 23, 2026, resulting in aggregate gross proceeds of $19,999,925. The Company incurred commissions and legal expenses of $2,733,420 in connection with the offering.

The pre-funded warrants were classified as equity instruments in accordance with IAS 32, Financial Instruments: Presentation, as they represent the right to acquire a fixed number of the Company's common shares for a fixed exercise price denominated in the Company's functional currency at the date of issuance. The gross proceeds received from the issuance of the pre-funded warrants were recorded within equity reserves and will be transferred to share capital upon exercise. As equity instruments, the pre-funded warrants are not subsequently remeasured.

iii)	During the six months ended June 30, 2026, a total of 181 common shares were issued pursuant to the RSUs with a fair value of $32,407.

Common share transactions for the year ended December 31, 2025

i)	On January 6, 2025, the Company received $2,071,851 (CAD$2,977,851) from the exercise of 120,317 share purchase warrants after electing, on December 31, 2024, to exercise its acceleration right for a total of 277,778 warrants granted on December 19, 2024, pursuant to a private placement. As a result, the remaining 157,461 unexercised warrants expired.

ii)	On March 20, 2025, the Company closed a non-brokered private placement for gross proceeds of $3,479,351 (CAD$5,001,183). The Company issued 67,356 units (each a “Unit”) of the Company at a price of CAD$74.25 per Unit. Each Unit comprised of one common share and one-half common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$92.25 for a period of 24 months and is subject to an accelerated expiry at the Company’s election under certain conditions. The warrants were allocated a residual value of $263,584. In connection with the non-brokered private placement, the Company issued 4,715 finder warrants. Each finder’s warrant will be exercisable to purchase one common share for a period of 24 months at an exercise price of CAD$74.25. The broker warrants were allocated a fair value of $84,183 (CAD$121,004). Additionally, the Company paid commissions and legal expenses of $420,424 (CAD$600,650).

iii)	On April 1, 2025, a total of 78 shares were issued pursuant to the exercise of 78 warrants, resulting in proceeds of $3,704 (CAD$5,285). Residual value in the amount of $nil was reversed.

iv)	On April 13, 2025, a total of 478 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $5,498 and the reverse value was reclassified to share capital.

v)	On May 9, 2025, a total of 309 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $3,816 and the reverse value was reclassified to share capital.

vi)	On June 6, 2025, a total of 206 finder warrants expired with an exercise price of $135.00. These broker warrants had a fair value of $1,892 and the reverse value was reclassified to share capital

vii)	On July 29, 2025, the Company closed a non-brokered private placement for gross proceeds of $3,199,767 (CAD$4,399,996). The Company issued 444,444 units (each a “Unit”) of the Company at a price of CAD$9.90 per Unit. Each Unit comprised of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company at a price of CAD$15.75 for a period of 12 months and is subject to an accelerated expiry at the Company’s election under certain conditions. The warrants were allocated a residual value of $nil. Additionally, the Company issued 16,000 broker warrants with a fair value of $38,472 (CAD$52,902). The Company paid commissions and legal expenses of $137,898 (CAD$189,781).

Q2-2026 MD&A (Expressed in U.S. dollars)	Page| 15

viii)	On October 31, 2025, the Company received gross proceeds of $1,353,116 (CAD$1,895,093) from the exercise of 120,323 warrants.

ix)	On December 31, 2025, the Company closed the first tranche of a non-brokered private placement for gross proceeds of $1,274,365 (CAD$1,747,172), through the issuance of 176,482 units at a price of CAD$9.90 per unit. Each unit comprised one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share at an exercise price of CAD$13.50 per share, exercisable from March 2, 2026, to December 31, 2027. The Company issued an aggregate of 7,915 broker warrants with a fair value of $20,866 (CAD$28,608). The warrants were allocated a residual value of $115,851 (CAD$158,833). The Company paid commissions and legal expenses of $57,331 (CAD$78,356).

x)	During the year ended December 31, 2025, a total of 4,758 common shares were issued pursuant to the RSUs with a fair value of $383,471.

Other sources of funds:

Other sources of funds potentially available to the Company are through the exercise of outstanding stock options, and share purchase warrants with the following terms:

As at June 30, 2026, the number of stock options outstanding and exercisable was:

	Outstanding			Exercisable
				Remaining
	Number of stock			contractual life	Number of stock
Expiry date	options	Exercise price		(years)	options
28-Jul-26	278	CAD$	247.50	0.08	278
28-Jul-26	111	CAD$	292.50	0.08	111
1-Nov-26	944	CAD$	207.00	0.34	944
14-Jan-27	222	CAD$	162.00	0.54	222
15-Apr-27	1,111	CAD$	26.55	0.79	1,111
26-Apr-27	2,633	CAD$	184.50	0.82	2,633
2-Jul-27	5,556	CAD$	10.80	1.01	2,778
21-Nov-27	133	CAD$	99.00	1.39	133
26-Apr-28	111	CAD$	81.00	1.82	111
16-Oct-28	1,778	CAD$	85.50	2.30	1,778
30-Dec-29	51,667	CAD$	38.25	3.50	40,695
2-Apr-30	3,333	CAD$	37.80	3.76	2,083
30-Sep-30	41,111	CAD$	12.15	4.25	15,417
June 30, 2026	108,988				68,294

During the six months ended June 30, 2026, the Company recognized stock-based compensation related to stock options totaling $352,783 (June 30, 2025 – $932,985). Of this amount, $8,084 was recorded as stock-based compensation in the HEXWAVE cost of revenue (June 30, 2025 – $13,747), and $9,951 was recorded as stock-based compensation in cost of contract revenue (June 30, 2025 - $2,765).

As at June 30, 2026, the number of restricted share units (“RSU”) outstanding and exercisable are as follows:

	Number of equity
	settled RSUs	Grant Price
Outstanding, December 31, 2024	11,918	CAD$	180.45
Granted	8,260	10.91
Exercised	(4,758)	115.88
Outstanding, December 31, 2025	15,420	CAD$	55.51
Exercised	(181)	247.5
Cancelled	(1,672)	179.34
Outstanding, June 30, 2026	13,567	CAD$	37.74

Q2-2026 MD&A (Expressed in U.S. dollars)	Page| 16

The estimated fair value of the equity settled RSUs granted as of June 30, 2026, was $nil (December 31, 2025 - $60,998) and will be recognized as an expense over the vesting period of the RSUs. The fair value of the equity settled RSUs as at the grant date was determined with reference to the market value of the common shares of the Company at the grant date.

During the six months ended June 30, 2026, the Company recognized stock-based compensation related to RSUs in the amount of $22,811 (June 30, 2025 – $24,295).

On June 2, 2026, the Company obtained approval from the TSX Venture Exchange to undertake a normal course issure bid (the “NCIB”) to purchase up to 5,142,844 of its outstanding Common Shares (pre-consolidation) (114,285 post-consolidation), representing approximately 10% of the Company’s public float. The NCIB commenced on June 5, 2025, and expired on June 4, 2026. The Company engaged Research Capital to act as their broker for purchases under the NCIB. Any shares purchased pursuant to the NCIB would have been returned to treasury and cancelled; however, no Common Shares were repurchased under the NCIB prior to its expiry.

Restricted share units granted for the six months ended June 30, 2026:

No transactions occurred during the six months ended June 30, 2026, in regard to restricted share units.

During the year ended December 31, 2025, the following transactions occurred in connection to restricted share units:

i)	During the year ended December 31, 2025, a total of 4,758 common shares were issued pursuant to the exercise of RSUs.

ii)	On August 7, 2025, the Company granted 1,111 RSUs to consultants; these RSUs shall be settled with common shares of the Company, have an exercise period that expires on January 1, 2029, and vest at 100% on January 1, 2026.

iii)	On December 12, 2025, the Company granted 7,149 RSUs to a contractor; these RSUs shall be settled with common shares of the Company, have an exercise period that expires December 12, 2029, and vests 100% on December 12, 2026.

As at June 30, 2026, the outstanding number of share purchase warrants are as follows:

	Warrants	Exercise
	outstanding	Price
Outstanding, December 31, 2024	446,109	CAD$	54.90
Issued	683,234	19.32
Expired	(169,855)	32.79
Exercised	(240,718)	20.27
Outstanding December 31, 2025	718,770	CAD$	36.45
Issued	863,479	6.94
Outstanding June 30, 2026	1,582,249	CAD$	20.35

Effective April 23, 2026, certain outstanding CAD-denominated warrants were reclassified from equity to derivative financial liabilities following the Company's change in functional currency. Refer to notes 3 and 15. The pre-funded warrants issued in connection with the Company's initial public offering are not included in the above reclassification, as they continue to qualify for equity classification under IAS 32. As at June 30, 2026, the Company had 770,807 pre-funded warrants outstanding (December 31, 2025 – nil). Each pre-funded warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.0001 per share and remains exercisable until exercised. As equity instruments, the pre-funded warrants are not subsequently remeasured.

Q2-2026 MD&A (Expressed in U.S. dollars)	Page| 17

(c) Performance Shares

On March 17, 2021, Liberty deposited into escrow, and held in escrow, Operational Performance Shares (“OPS”) and Capital Market Performance Shares (“CMPS”) for certain directors, officers, and consultants of the Company upon the Company achieving certain performance milestones. Once these milestones were achieved the shares would be released. These performance shares included 4,444 of OPS and 19,496 of CMPS. In order to fair value these performance shares, management estimated the probability that the Company would issue the performance shares.

All CMPS have been issued in previous years upon the completion of all required milestones.

Operational Performance Shares

As at June 30, 2026, none of the 4,444 OPS have been issued as neither of the two milestones have been met. The estimated fair value of the OPS is CAD$800,000 which had an estimated vesting period of December 2026. During the three and six months ended June 30, 2026, the Company recorded stock-based compensation in connection to OPS in the amounts of $24,252 and $47,831 (three and six months ended June 30, 2025 – $26,221 and $51,157). For the six months ended June 30, 2026, and 2025, none of the operational performance shares have been released from escrow.

(a)	Reconciliation of use of proceeds from the Initial Public Offering (April 2026) (“IPO Q2 2026”)

Intended use of proceeds of IPO Q2 2026		Actual use of proceeds from IPO Q2 2026	(Over)/under expenditure	Explanation of Variance and impact on business objectives
Agent’s fees and expenses	$1,777,344	$1,777,344	$-	N/A
Legal Fees associated with Nasdaq uplisting	$2,733,450	$2,733,450	$-	N/A
Payable and Loans	$4,758,137	$4,758,137	$-	N/A
Marketing and Investor Relations	$500,000	$247,149	$252,851	Balance to be used for planed trade shows and marketing initiatives
General and Administrative Expenses	$4,230,994	$1,189,085	$3,041,909	Balance to be used for future G&A expenses
Further the production of HEXWAVE™ and HD-AIT to support the increase in demand and deliver units in backlog to customers	$6,000,000	$1,709,236	$4,290,764	Balance to be used for HEXWAVE support and production.
Total	$19,999,925	$12,414,673	$7,585,524	N/A

Q2-2026 MD&A (Expressed in U.S. dollars)	Page| 18

(b)	Reconciliation of use of proceeds from the non-brokered private placement closed on January 15, 2026 (“PP Q1 2026”)

Intended use of proceeds of PP Q1 2026		Actual use of proceeds from PP Q1 2026	(Over)/under expenditure	Explanation of Variance and impact on business objectives
Agent’s legal fees, expenses and disbursements	$21,225	$21,225	$-	N/A
Cash portion of Agent’s corporate finance fee	$36,027	$36,027	$-	N/A
Further the production of HEXWAVE™ to support the increase in demand and deliver units in backlog to customers	$566,750	$566,750	$-	N/A
Total	$624,002	$624,002	$-	N/A

(c)	Reconciliation of use of proceeds from the non-brokered private placement closed on December 31, 2025 (“PP Q4 2025”)

Intended use of proceeds of PP Q4 2025		Actual use of proceeds from PP Q4 2025	(Over)/under expenditure	Explanation of Variance and impact on business objectives
Cash portion of Agent’s corporate finance fee	$56,029	$56,029	$-	N/A
Further the production of HEXWAVE™ to support the increase in demand and deliver units in backlog to customers	$1,274,365	$1,274,365	$-	N/A
Total	$1,330,394	$1,274,365	$-	N/A

Q2-2026 MD&A (Expressed in U.S. dollars)	Page| 19

(d)	Reconciliation of use of proceeds from the non-brokered private placement closed on July 29, 2025 (“PP Q3 2025”)

PP Q3 2025Intended use of proceeds of PP Q3 2025		Actual use of proceeds from PP Q3 2025	(Over)/under expenditure	Explanation of Variance and impact on business objectives
Agent’s legal fees, expenses and disbursements	$21,043	$21,043	$-	N/A
Cash portion of Agent’s corporate finance fee	$115,187	$115,187	$-	N/A
Consulting and Investor Relations from Private Placement	$1,150,000	$1,150,000	$-	N/A
Further the production of HEXWAVE™ to support the increase in demand and deliver units in backlog to customers	$1,913,537	$1,913,537	$-	N/A
Total	$3,199,767	$3,199,767	$-	N/A

(e)	Reconciliation of use of proceeds from the non-brokered private placement closed on March 20, 2025 (“PP Q1 2025”)

Intended use of proceeds of PP Q1 2025		Actual use of proceeds from PP Q1 2025	(Over)/under expenditure	Explanation of Variance and impact on business objectives
Agent’s legal fees, expenses and disbursements	$78,790	$78,790	$-	N/A
Cash portion of Agent’s corporate finance fee	$243,555	$243,555	$-	N/A
Consulting and Investor Relations from Private Placement	$498,374	$498,374	$-	N/A
Further the production of HEXWAVE™ to support the increase in demand and deliver units in backlog to customers	$2,658,632	$2,658,632	$-	N/A
Total	$3,479,351	$3,479,351	$-	N/A

Q2-2026 MD&A (Expressed in U.S. dollars)	Page| 20

5.	Commitments

i)	As at June 30, 2026, and December 31, 2025, the minimum lease payments are as follows:

	June 30,	December 31,
	2026	2025
Maturity analysis - contractual undiscounted cash flows
One year or less	$243,527	$238,567
Two to five years	195,492	358,949
Six and thereafter	-	-
Total lease liabilities	$439,019	$597,516
Lease liabilities included in the statement of financial position	$405,263	$536,235
Current	$149,347	$235,834
Non-current	$255,916	$300,401

6.	Revenue

Revenue recognized for the three and six months ended June 30, 2026, and 2025, relates to contract revenue from the Transportation Security Administration (“TSA”), as well as sales of HEXWAVE™ units.

	Three months ended June 30,		Six months ended June 30,
Revenue	2026	2025	2026	2025
TSA Contract Award HD-AIT	-	357,905	-	457,905
TSA OA Development	-	71,944	-	246,944
HD-AIT Phase II B	-	-	275,000	-
HEXWAVE units	-	-	601,928	653,500
HEXWAVE Software, Training & Warranty	42,202	-	84,695	126,858
Total Revenue	$42,202	$429,849	$961,623	$1,485,207

As of June 30, 2026, the Company continued its efforts to try and achieve year-over-year revenue growth, with a backlog of $1 million from signed purchase orders and contract revenue in 2026.

During the six months ended June 30, 2026, the Company delivered 6 HEXWAVE™ units at an average selling price per unit of approximately US$95,000, compared to 9 units delivered at an average selling price per unit of approximately US$84,157 during the six months ended June 30, 2025. The lower volume of deliveries in the current period, was primarily attributable to timing-related factors, including customer site readiness, installation scheduling, and the deferral of certain customer deployments into subsequent periods, as well as management’s focus on manufacturing optimization and operational efficiency initiatives during the period.

Future revenue for the Company consists of HEXWAVE™ purchasers, existing and expected additional Transportation Security Administration (“TSA”) contract revenue and other sources. For the six months ended June 30, 2026, the Company recorded total revenue of $961,623, primarily from HEXWAVE™ sales and TSA contract revenue. Based on current orders, anticipated contract revenue, and expected customer deployments, the Company expects revenue recognition to be weighted toward the second half of fiscal 2026. The timing and amount of revenue recognized will depend on customer deployment schedules, delivery, acceptance and other factors.. The Company's ability to achieve this revenue range is dependent on several factors, including the timing of customer procurement decisions, government budget approvals and funding availability, the timing of customer deployments, and the successful execution of existing and anticipated contracts. The projected revenue range is dependent on several material factors outlined below:

Backlog Orders:

The Company has shipped a total of $635,000 of HEXWAVE™ backlog orders, with $1,115,000 of backlog remaining as at June 30, 2026. Following the increase in production capacity, the Company expects to fulfill the remaining backlog during fiscal 2026. Historically, the Company experienced inventory constraints due to limited funding. During the period, however, the Company secured additional financing, which is expected to improve inventory availability and support the fulfillment of customer orders.

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HEXWAVE™ Sales Projections:

As a relatively new product with limited historical sales data and few comparable market benchmarks, revenue projections for HEXWAVE™ remain conservative. The Company has received several quotations requests and proposals from prospective customers that support its expectations for future revenue growth during fiscal 2026. Historically, limited funding constrained the Company's ability to pursue sales opportunities, invest in marketing initiatives, and promote the HEXWAVE™ product, which may have delayed its market visibility and customer adoption. During the period, however, the Company secured additional financing to support these activities. In addition, the implementation deadline for the TSA employee screening mandate was postponed by one year, from April 2025 to April 2026. The Company continues to expect additional customer orders during 2026 as production capacity increases and market adoption progresses.

TSA Contract Revenue:

The Company has experienced delays in TSA contract revenue projects, as well as in additional contract line items that the TSA had planned to exercise in 2025 and 2026. As a result, revenue of $357,759 will be recognized in Q1 and Q2 of 2026.

Global Economic Challenges:

The Company continues to operate in a challenging global economic environment, characterized by constrained capital markets and slower customer procurement cycles. These conditions, which began in 2024, have persisted through 2025 and early 2026 and continue to affect the timing of purchase orders for HEXWAVE™ units.

While interest rates remain elevated, recent signals of potential monetary policy easing in 2026 may improve access to capital markets and support increased customer activity. Management expects that any improvement in financing conditions could positively impact order volumes in future periods.

In response, the Company has undertaken proactive measures to mitigate these challenges and position itself for growth. These include:

•	Increasing product awareness through targeted marketing and investor relations activities;

•	Focusing on advancing customer pilots and demonstrations to strengthen the sales pipeline; and
•	Maintaining operational readiness to scale production as purchase commitments are secured.

Management also recognizes that current capital market conditions directly affect the Company’s liquidity and working capital position. As at June 30, 2026, the Company had a working capital of $7.2 million and contractual obligations of $4.5 million, of which $4.1 million are due within the next 12 months. Continued access to external financing will therefore be critical to support operations and growth initiatives until the Company is able to generate sustainable revenues from commercial sales.

7.	Contract Awards

During the six months ended June 30, 2026, the Company recognized total contract revenue of $275,000, recorded in revenue (June 30, 2025 - $704,849). Future revenue related to these contracts will be recognized as performance obligations are satisfied. It is estimated that future revenues will be recognized on the same basis according to the following timelines:

	Year ended December 31,
Contract Award Revenue Expected in Future Years	2026	2027
HD-AIT Phase II B	$82,759	$-
Total estimated contract revenues	$82,759	$-

TSA HD-AIT Phase II B

On September 29, 2025, the Company received a contract award for $357,759 from TSA for the HD-AIT Phase II B option. The contract award is a follow-on option to the current HD-AIT development program to execute phase II to drive to a final hardware design capable of supporting future compliance efforts. Invoices will be issued once the milestones are reached based on the agreed upon timeline. As at June 30, 2026, the Company received $100,000 and had a receivable of $175,000 (June 20, 2025 - $nil, and $nil respectively). The balance remaining on the contract as of June 30, 2026, was $82,759 (December 31, 2025 - $357,759).

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TSA HD-AIT Phase II B	Amounts
Year 2026
Milestone 3 (Q1 2026)	$100,000
Milestone 4 (Q1 2026) (payable)	175,000
Milestone 5 (Q3 2026)	82,759
Total Contract Value	$357,759

As of June 30, 2026, the Company recorded contract costs of $85,386, representing costs incurred for contract milestones not yet achieved less related impairment charges (December 31, 2025 - $152,421). As of June 30, 2026, the Company recorded an impairment of the contract costs of $217,770 (December 31, 2025 - $192,951).

8.	Off-balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

9.	Transactions Between Related Parties

Compensation of key management personnel:

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. Compensation provided to key management personnel is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Salaries	$540,634	$213,121	$822,665	$568,138
Stock-based compensation	83,254	206,792	211,508	524,858
	$623,887	$419,913	$1,034,173	$1,092,996

As of June 30, 2026, the Company had a balance payable of $268,014 to key management personnel (December 31, 2025, – $434,831). This payable balance includes accounts payable and accrued liabilities relating to compensation to directors, officers, or their related companies, included in compensation of key management personnel. These related party balances are unsecured, non-interest bearing and have no specific terms of settlement.

During the six months ended June 30, 2026, the Company received $193,647 in working capital loans (June 30, 2025 - $nil) from members of key management personnel or their related parties and repaid $193,647 (June 30, 2025 - $74,658). As at June 30, 2026, the outstanding balance is $nil (Note 8(a)) (December 31, 2025 – $nil).

10.	Subsequent Events

Subsequent to June 30, 2026, the Company recorded:

•	the expiry of 389 stock options on July 28, 2026

•	on July 29, 2026, the Company issued 23,306 common shares to a service provider in settlement of CAD$117,000 of accounts payable

•	on August 4, 2026, the Company issued 555 common shares as a result of RSU exercised

•	on July 28,2026 a total of 340,120 share purchase warrants expired without being exercised

11.	Financial Instruments

As of June 30, 2026, the Company’s financial instruments comprise cash, accounts receivables, accounts payable and accrued liabilities, loans payable, and factoring liability. The fair values of the Company’s financial instruments approximate their carrying values due to their short-term maturity.

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The Company’s financial instruments are exposed to certain financial risks including, credit risk, liquidity risk, foreign currency risks, equity price risk and capital risk management. Details of each risk are laid out in the notes to the Company’s condensed interim consolidated financial statements as at June 30, 2026. Details of each risk are summarized below:

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company ensures that sufficient funds are raised from equity offerings or debt financings to meet its operating requirements, after considering existing cash balances, expected exercise of share purchase warrants, and stock options. The Company's ability to continue as a going concern involves significant judgements and estimates while determining forecasted cashflows and is dependent on the Company's ability to obtain financing (Note 1). As at June 30, 2026, the Company had cash of $7,585,524 (December 31, 2025 – $319,294) to settle current liabilities of $4,042,623 (December 31, 2025 – $8,616,300).

During the six months ended June 30, 2026, the Company repaid all amounts outstanding under its commercial agreement with Viken Detection Corporation. As a result, the outstanding balance due to Viken was reduced to $nil as at June 30, 2026. Subsequent to the repayment, Viken terminated its security interest by filing a UCC-3 Termination Statement on June 11, 2026. Accordingly, the competing security interest previously held by Viken has been discharged, and the Company no longer considers the competing security interests described above to exist.

The Company’s exposure to liquidity risk related to the competing security interests is limited to the carrying amounts to the Parabilis and Viken Detection agreements. As at June 30, 2026, the amount due to Viken is $nil (December 31, 2025 - $603,379). As at June 30, 2025, the amount due to Parabilis is $558,433 (December 31, 2025 - $3,402,548), included in the Parabilis Term Loan, in the Statement of Financial Position. See Notes 10 and 11(a) for activity related to the Parabilis loans during the six months ended June 30, 2026.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations, including accounts receivable terms. The Company’s cash is held through large Canadian, international, and foreign national financial institutions. The Company’s receivables primarily consist of GST receivable due from the Canadian government and trade receivables that the Company continues to collect. These trade receivables are primarily with continuing customers and are not subject to significant credit risk. As at June 30, 2026, the Company’s trade receivables totalling $257,263 are from four customers (December 31, 2025 - $470,263). The Company’s maximum exposure to credit risk is limited to the carrying amount of cash and accounts receivables.

c)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest rate risk

Interest rate risk arises from changes in market rates of interest that could adversely affect the Company. The Company currently has interest-bearing financial instruments in relation to loans, a credit line and factoring. The Company’s exposure to interest rate risk is minimal as the interest rates are at a fixed percentage on the loans payable, term loans and factoring liability.

Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency. The Company operates in foreign jurisdictions, which uses the U.S. dollar. The Company does not use derivative instruments to reduce upward, and downward risk associated with foreign currency fluctuations. The Company’s exposure to foreign currency risk is minimal.

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Price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Capital Risk Management

The Company manages common shares, stock options, performance share units, restricted share units, and share purchase warrants as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its products and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash on hand.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest-bearing chartered bank account. Cash consists of cash on held with banks.

The Company expects its current capital resources will be sufficient to carry its operations, and product development plans for the foreseeable future. Except for the security pledged in certain term loans and credit lines as outlined in Notes 10 and 11(a) and liquidity risk with Viken Detection (Note 5) respectively, the Company is not subject to externally imposed capital requirements.

There has been no change to the Company’s approach to capital management during the six months ended June 30, 2026.

12.	Other requirements

Outstanding common share data:

Authorized: Unlimited number of common shares

Number of common shares issued and outstanding as at June 30, 2026: 5,658,122

Number of common shares issued and outstanding as at August 14, 2026: 5,681,983

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Number of stock options outstanding and exercisable as at August 14, 2026, is as follows:

	Outstanding			Exercisable
				Remaining
	Number of stock			contractual life	Number of stock
Expiry date	options	Exercise price		(years)	options
01-Nov-26	944	CAD$	207.00	0.23	944
14-Jan-27	222	CAD$	162.00	0.43	222
15-Apr-27	1,111	CAD$	26.55	0.68	1,111
26-Apr-27	2,633	CAD$	184.50	0.71	2,633
02-Jul-27	5,556	CAD$	10.80	0.89	2,778
21-Nov-27	133	CAD$	99.00	1.28	133
26-Apr-28	111	CAD$	81.00	1.71	111
16-Oct-28	1,778	CAD$	85.50	2.19	1,778
30-Dec-29	51,667	CAD$	38.25	3.39	40,695
02-Apr-30	3,333	CAD$	37.80	3.65	2,083
30-Sep-30	41,111	CAD$	12.15	4.14	15,417
August 14, 2026	108,599				67,905

Number of share purchase warrants as at August 14, 2026, is as follows:

	Warrants	Exercise
	outstanding	Price
Outstanding, December 31, 2024	446,109	CAD$	54.90
Issued	683,234		19.32
Expired	(169,855)		32.79
Exercised	(240,718)		20.27
Outstanding December 31, 2025	718,770	CAD$	36.45
Issued	523,359		11.45
Outstanding June 30, 2026 & August 14, 2026	1,242,129	CAD$	20.35

Number of restricted share units as at August 14, 2026, is as follows:

	Number of equity
	settled RSUs	Grant Price
Outstanding, December 31, 2024	11,918	CAD$	180.45
Granted	8,260	10.91
Exercised	(4,758)	115.88
Outstanding December 31, 2025	15,420	CAD$	55.51
Exercised	(181)	247.5
Cancelled	(1,672)	179.34
Outstanding, June 30, 2026	13,567	CAD$	37.74
Exercised	(555)	69.30
Outstanding August 14, 2026	13,012	CAD$	37.74

Number of performance share deposited and held in escrow as at August 14, 2026:

	Number of equity settled	Weighted average
	performance	price
Outstanding, December 31, 2024 and 2025	4,444	CAD$	180.00
Released from escrow	-	-
Outstanding, June 30, 2026 & August 14, 2026	4,444	CAD$	180.00

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13.	Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure controls and procedures are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified by securities regulations and that the information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and 2025, and this accompanying MD&A (together, the “Interim Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information, the reader should refer to the Venture Issuer Basic Certificates filed by the Company on SEDAR+ at www.sedarplus.ca.

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